SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No : ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies. There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Australia and New Zealand Banking Group Limited

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Transferable Certificates of Deposit

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A$100,000,000 in aggregate principal amount.

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

See Information Memorandum and pricing supplement for the securities.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

The securities will be fungible with existing ANZ Fixed rate March-2009 series; details of the two tranches of the existing series which were previously issued are:

•      A$675,000,000 (Tranche 1)

•      A$100,000,000 (Tranche 2)

•      Coupon: 6.00% pa

•      Issue Date (Tranche 1): 2/3/2004

•      Issue Date (Tranche 2): 28/11/2005

•      Maturity Date: 2/3/2009

•      ASX Code: ANZHC

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	Issued price including accrued interest is 103.351% of the aggregate principal amount of the securities. Fixed rate interest of 6.00% is payable on the securities.

6	Purpose of the issue	General corporate purposes
(If issued as consideration for the acquisition of assets, clearly identify those assets)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 February 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the	Available on request
securities in clause 2 if applicable)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including	Available on request
the securities in clause 2 if applicable)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or nonrenounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

	•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

	•	There is no reason why those +securities should not be granted +quotation.

	•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	Date: 14 February 2006
Company secretary

Print name:	John Priestley

== == == == ==

+ See chapter 19 for defined terms.

SCHEDULE C

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

Australian Dollar

Debt Issuance Programme

Series No: 16

Tranche No: 3

AUD 100,000,000 6.00% Fixed Rate Transferable Certificates of Deposit due 2009 to be

consolidated and form a single series with the existing A$775,000,000 6.0% Fixed Rate

Transferable Certificates of Deposit due 2009 (Series 16, Tranches 1 and 2)

Issue Price: 103.351 per cent.

Australia and New Zealand Banking Group Limited

(Australian Business Number 11 005 357 522)

acting through ANZ Investment Bank

UBS AG, AUSTRALIA BRANCH

(Australian Business Number 47 088 129 613)

Dealers

The date of this Pricing Supplement is 14 February 2006

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the “Conditions”) set forth in the Information Memorandum dated 11 April 2003. This Pricing Supplement contains the final terms of the Securities and must be read in conjunction with the Information Memorandum dated 23 April 2004, save in respect of the Conditions which are extracted from the Information Memorandum dated 11 April 2003

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	16

	(ii) Tranche Number:	3

(if fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)

Fungible with Series No 16, Tranche No. 1 issued on 2  March 2004 in an Aggregate Nominal Amount of A$675,000,000 and maturing on 2 March 2009 and also fungible with Series No 16, Tranche No. 2 issued on 28 November 2005 in an Aggregate Nominal Amount of A$100,000,000 and maturing on 2 March 2009.

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	$100,000,000

5	(i) Issue Price:	103.351 per cent of the Aggregate Nominal Amount (including accrued interest equal to 2.735% of the Aggregate Nominal Amount)

	(ii) Net proceeds:	$103,351,000

6	Specified Denomination(s):	$1,000

7	(i) Issue Date:	14 February 2006

	(ii) Interest Commencement Date:	2 September 2005

8	Maturity Date:	2 March 2009

9	Interest Basis:	6.00 per cent. per annum Fixed Rate (Further particulars specified below)

10	Redemption/Payment Basis:	Redemption at Par

11	Change of Interest or Redemption/Payment Basis:	Not applicable

12	Put/Call Options:	Not applicable

13	Status of the Securities:	Transferable Certificates of Deposit

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions	Applicable

	(i) Rate of Interest:	6.00 per cent per annum payable semi-annually in arrears

	(ii) Interest Payment Date(s):	2 March and 2 September in each year commencing 2 March 2006

	(iii) Fixed Coupon Amount[(s)]:	$30 per $1,000 on each Interest Payment Date

	(iv) Broken Amount(s):	Not Applicable

1

	(v)	Business day Convention:	Following Business Day Convention

	(vi)	Day Count Fraction:	RBA Bond Basis

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Securities:	Full Fixed Coupon Amount payable on the 2 March 2006

	(viii)	Interest Determination Date	Not Applicable

17	Floating Rate Security Provisions		Not Applicable

18	Zero Coupon Security Provisions		Not Applicable

19	Index-Linked Interest Security Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option		Not Applicable

22	Put Option		Not Applicable

23	Final Redemption Amount:		Outstanding Nominal Amount

24	Early Redemption Amount:		Not Applicable

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25	Form of Securities:		Registered

26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:		Not Applicable

27	Public Offer Test compliant		Yes

28	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):		Not Applicable

29	Consolidation provisions:		Not Applicable

30	Governing law:		State of Victoria

31	Other terms or special conditions:		Not Applicable

DISTRIBUTION

32	If syndicated, names of Lead Managers and the Dealers:		Australia and New Zealand Banking Group Limited UBS AG, Australia Branch (Lead Managers and Dealers)

33	If non-syndicated, name of Dealer:		Not Applicable

34	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

35	ISIN:		AU0000ANZHC2

2

36	Code	ANZHC

37	Any clearing system(s) other than Austraclear and the relevant identification number(s):	Securities will be lodged in the Austraclear system. Securities may also be held and transacted in the Euroclear and Clearstream systems

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from14 February 2006.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.
Signed on behalf of the Issuer:

By:	/s/ Rick Moscati	By:
Attorney
Rick Moscati
Group Treasurer

3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

	By:	/s/ John Priestley
John Priestley
Company Secretary

Date 15 February 2006